FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 26, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

2003 Third Quarter Report

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  November 26, 2003

Paramount Energy Trust (PET) is a natural gas focused Canadian energy royalty trust which commenced operations in February 2003 with the acquisition of the vast majority of Paramount Resources Ltd.’s producing shallow natural gas properties in northeast Alberta. Trust Units were listed on the Toronto Stock Exchange on February 7, 2003, under the symbol PMT.UN. PET operates over 95 percent of its extremely focused asset base which is characterized by long production histories, a predictable production profile, high field netbacks, minimal ongoing capital requirements and strategic infrastructure ownership. PET’s operating practices are conservative, targeting maximum distributions and premium after-tax returns at an acceptable risk for all stakeholders through attentive management of capital programs, operating costs, debt and natural gas price volatility. PET will grow through prudent investment; optimizing the value of its asset base through low risk exploitation, pursuing value-added corporate and property acquisitions for both maintenance of production and growth, and proactively managing its extensive undeveloped land base.

PET features a state of the art trust structure with high management ownership and no external management fees or contracts, thereby directly aligning the management of the Trust with Unitholders and sharing the objective of receiving superior returns from our investment.

Paramount Energy Trust is Canada’s only 100 percent natural gas royalty trust.

Highlights (1)

	Three Months Ended September 30				Nine Months Ended September 30
(unaudited)
		2003	2002	% Change	2003	2002	% Change
Financial (thousands of dollars except per Trust Unit amounts)
Natural Gas Revenue		46,835	28,032	67	160,217	83,163	93
Cash Flow		29,844	16,169	85	101,222	40,943	147
Per Trust Unit (2)		$0.66	$0.41	62	$2.42	$1.03	135
Net Earnings		11,993	1,737	590	55,911	1,924	2,806
Per Trust Unit (2)		$0.27	$0.04	513	$1.25	$0.05	2,481
Distributions		29,015	n/a		96,419	n/a
Per Trust Unit (2)		$0.650	n/a		$2.284	n/a
Capital Expenditures		–	–		26,422	10,224	158
Net Debt		37,168	n/a		37,168	n/a
Unitholders’ Equity		201,676	n/a		201,676	n/a

Trust Units Outstanding
At September 30 &
November 12		44,638,376	n/a		44,638,376	n/a
Diluted		45,118,653	n/a		45,118,653	n/a

Operating
Production
Gas – Total (Bcf)		8.1	9.0	(10)	23.8	26.2	(9)
– Per Day	(MMcf)	88.5	97.8	(10)	87.0	96.1	(9)
Average Prices
Gas ($/Mcf)		5.76	3.12	85	6.74	3.17	113
Wells Drilled (gross)
Gas		–	–		16	16
Service		–	–		1	2	(50)
Dry		–	–		0	2	(100)
Total		–	–		17	20	(15)
Success Rate		–	–		100	90
Undeveloped Land Holdings
(thousands of net acres)		316	n/a		316	n/a
1.	All amounts in this report include the operations and results of the northeast Alberta properties of Paramount Resources Ltd. (“PRL”) which were acquired by PET (the “PET Assets”) during the three months ended March 31, 2003. The consolidated financial statements have been prepared on a continuity of interests basis which recognizes PET as the successor entity to PRL’s northeast Alberta core area of operations as PET acquired substantially all of PRL’s natural gas assets in that region.

2.	The Trust Units indicated for periods prior to March 31, 2003, are pro forma. Actual Units were issued by PET in the first and second quarters of 2003.

Third Quarter Report 1

Paramount Energy Trust (“PET” or “the Trust”) regained significant momentum in the third quarter of 2003 after the setbacks associated with the Alberta Energy and Utilities Board (“EUB”) General Bulletin 2003-16 which was issued on June 3, 2003. Highlights for the third quarter include:

1) Continuing the high rate of distributions of $0.20 per Trust Unit, despite softer natural gas prices, implying an annual yield of over 21 percent relative to the current market price of PET’s Trust Units;

2) Implementing a successful natural gas price hedging program which has posted gains for the nine month and three month periods ending September 30, 2003, of $7.1 million and $1.4 million, respectively;

3) Signing an acquisition agreement with Epact Exploration Ltd. for all of its issued and outstanding shares, with closing scheduled for November 20, 2003. This strategic acquisition adds about 3.3 MMcf/d to the Trust's daily average production. Northeast Alberta interests will be consolidated but the key to the deal is providing PET with a point of entry into southern Alberta opportunities;

4) Influencing the EUB in its bitumen conservation policy in northeast Alberta, mitigating the natural gas shut-in from the original level proposed by General Bulletin 2003-16 of approximately 50 percent of the Trust’s production to current levels of shut-in which represent nine percent of August 2003 production or 7.9 MMcf/d;

5) Participating with the Alberta Government’s Department of Energy to establish an interim financial assistance program for gas producers affected by the EUB’s recent gas/bitumen decisions. This equates to approximately $2 million or $0.045 per Trust Unit annually; and

6) Compiling extensive technical evidence to support continued production from wells in northeast Alberta that are presently exempt from shut-in, pending completion by the EUB of its regional geological model.

ACQUISITIONS

On October 27, 2003 PET entered into a letter of intent to acquire for cash all of the issued and outstanding common shares of Epact Exploration Ltd. (“Epact”), representing 8,260,000 common shares. Share Sale and Purchase Agreements are expected to be executed with all shareholders of Epact prior to the end of November. The Trust will make cash payments and assume debt totaling $13.4 million, net of a buyback provision. The acquisition will be financed through PET’s existing credit facilities.

Approximately 30 percent of the assets of Epact are located in the PET-operated Legend and Chard areas of northeast Alberta while the remaining 70 percent of the assets are located in

2 Paramount Energy Trust

southern Alberta and will form the initial basis of a new core focus area for the Trust. Epact’s production in northeast Alberta currently totals 1.2 MMcf/d while southern Alberta production from the assets to be acquired by the Trust is approximately 2.1 MMcf/d. The corporate acquisition will allow PET to consolidate Epact’s minor working interests in our northeast Alberta core assets while providing the Trust with a point of entry to an all-season operating area in southern Alberta, including interests in the Kirkpatrick, Craigmyle and Minnehik areas.

The acquisition adds daily production of 3.3 MMcf/d of natural gas and 10 barrels per day of oil and natural gas liquids for total average daily production of 550 BOE/d. The Trust has identified up to 10 drilling locations on 14,300 net undeveloped acres.

The buyback provides for most of the current management of Epact to acquire 24 non-core properties from the Trust for a total transaction price of $4.4 million. Closing of the asset sale of the non-core properties will be concurrent with the share purchase.

GAS/BITUMEN ISSUE

The EUB issued General Bulletin (“GB”) 2003-28 and Interim Shut-in Order 03-001 on July 22, 2003. The EUB continues to consider that gas production which is in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk. The full text of GB 2003-28 and all related material is available on the EUB’s website, www.eub.gov.ab.ca.

EUB Interim Shut-in Order 03-001 went into effect on September 1, 2003. On that date PET shut in zones in 45 wells, principally in the Corner, Leismer and Winefred areas, representing 8.5 MMcf/d or approximately 9 percent of the Trust’s daily production. Exemption notifications were filed and production continues from the remaining wells, comprising approximately 35 MMcf/d, that were identified for shut in by General Bulletin 2003-28 but for which PET has evidence that gas production is not associated with potentially recoverable bitumen. Approximately 0.7 MMcf/d of natural gas sales recommenced production during September after the filing of additional exemption requests with the EUB and restored operations at a third-party operated facility in the Winefred area. The Trust currently has approximately 7.9 MMcf/d of natural gas sales shut-in as a result of the EUB’s decisions.

In the greater Area of Concern identified by the EUB in northeast Alberta, exemption notifications have been filed by industry for approximately 60 percent of the production subject to the shut-in order, including all of Epact’s producing properties in northeast Alberta. To date, to the knowledge of PET, no objections to any exemptions have been filed by oil sands leaseholders, the EUB or other affected parties.

PET has developed significant technical evidence to support continued production from the exempted wells and believes that the regional geological model currently being developed by

Third Quarter Report 3

the EUB with assistance from industry will support the Trust’s interpretations and conclusions. Gas and bitumen producers are continuing discussions with the Government of Alberta in an effort to mitigate damages resulting from the gas/bitumen issue. In that regard, the Alberta Department of Energy announced an interim financial assistance package on October 22 that includes:

1) A one-year rental remission for agreements that have had a well or wells shut-in by EUB GB 2003-28 or the EUB Decision Reports for Chard/Leismer. The value of the one-year rental waiver, as it applies to PET’s land agreements, is estimated at $90,000.

2) P&NG agreement extensions for all agreements affected by EUB GB 2003-28. This resulted in no additional PET land being continued as all PET agreements affected by GB 2003-28 were already continued under Section 8-1-h of the Mines and Minerals Act until the moratorium on Crown land sales is lifted.

3) A royalty deferral equal to $0.60/Mcf of foregone production. The first royalty deferral credit for production from wells shut-in during the month of September 2003, based on an estimate calculated by the ADOE, will be received on the Gas Crown Royalty invoice for the production month of September 2003. With respect to PET, at the current level of shut-in production this royalty deferral program is expected to result in royalty deferral of approximately $160,000 per month, equating to $0.004 per Trust Unit per month or approximately $0.045 per Trust Unit annually. The royalty deferral will continue until such time as any final assistance package is put in place, or the well recommences production, or another date as determined by the Minister of Energy. The amount deferred through this interim assistance will be deducted from any final assistance package.

The Trust’s understanding is that this interim assistance has been designed to assist producers to continue to carry on plant and field operations and therefore approximates the average fixed operating cost for the area. This will act to maintain area operating costs on a unit-of-production basis at current levels. Although the interim package does not adequately replace losses suffered by gas producers as a result of the EUB’s decisions, directionally PET is encouraged that the ADOE and the Minister of Energy are working with all stakeholders to establish a fair and equitable solution.

Since August 2003, consultation meetings have been conducted on a weekly basis with a subset of the gas and bitumen stakeholder group and ADOE representatives. This group, called the Fair and Equitable Solutions Working Committee (“FES”), has the primary objective of determining a final assistance solution for stakeholders affected by the gas/bitumen issue in northeast Alberta. Key target dates include November 2003 for a recommendation to the broad stakeholder group and December 2003 for a final recommendation to government.

4 Paramount Energy Trust

Work is progressing on the regional geological study undertaken by the EUB with the assistance of industry and the study is expected to be completed by December 31, 2003. The EUB will then notify parties of its intention to vary the gas production status of specific wells, if any. The EUB intends to decide the status of all gas production within the area of concern by April 1, 2004. If any affected party objects to the proposed gas well status, the EUB will convene a full hearing regarding the matter.

The collaborative process within industry with regard to technical solutions to alleviate any risk to bitumen recovery from gas production is continuing, however, the timing and criteria for acceptance by the EUB of potential technical solutions remain uncertain.

PET has expended significant effort and resources to manage the gas/bitumen issue and the Trust has complied with all of the regulators’ requirements. While the developments to date have improved upon a regrettable situation, PET continues to pursue all avenues to preserve its production base and Unitholders’ value. The continued engagement of all stakeholders, including the government of Alberta is encouraging however, PET holds to our fundamental belief that no gas production in northeast Alberta poses a threat to ultimate commercial bitumen recovery that cannot be alleviated by technological solutions.

OPERATIONS

Natural gas production decreased nine percent during the nine months ended September 30, 2003 to 87.0 MMcf/d from 96.1 MMcf/d in the first three quarters of 2002. September production was impacted by the EUB-mandated shut-in of 8.5 MMcf/d on September 1 and the EUB approval of PET’s ID 99-1 applications to commence production from seven wells drilled during the past winter. These new wells commenced production at 2-3 MMcf/d during the last week of August. Base production continued to meet expectations with additions from last winter’s drilling and successful field operation optimization programs partly offsetting natural reservoir production declines.

Natural gas production for the third quarter averaged 88.5 MMcf/d, compared to 88.4 MMcf/d for the second quarter of 2003. Additions from newly approved wells offset the shut-in volumes to keep production flat on a quarter over quarter basis.

As substantially all of the Trust’s current properties are winter-access locations, no significant capital expenditures were incurred during the third quarter.

Third Quarter Report 5

Natural gas revenue increased 93 percent to $160.2 million for the nine months ended September 30, 2003, compared to $83.2 million for the nine months ended September 30, 2002. Decreased production volumes resulted in a $7.8 million decrease in revenue while higher natural gas prices increased revenue by $84.9 million. Natural gas revenue increased 67 percent to $46.8 million for the three months ended September 30, 2003, compared to $28.0 million for the three months ended September 30, 2002.

Realized natural gas prices increased by 113 percent for the nine months ended September 30, 2003 to $6.74 per Mcf from $3.17 per Mcf in 2002. PET’s blend of aggregator contracts, forward sales and AECO monthly index and daily spot market sales resulted in a realized natural gas price of approximately 96 percent of the average Alberta Reference Price for the first three quarters of 2003 versus 86 percent for the first three quarters of 2002. Average Alberta Reference Prices increased 89 percent from $3.70 per Mcf for the nine months ended September 30, 2002 to $7.01 per Mcf for the nine months ended September 30, 2003. The increase in PET’s gas prices exceeded that for the reference price as the Trust fixed the price on more than 40 percent of its production for the months of March and April in excess of $11.00 per Mcf and established a floor of $7.38 per Mcf on 17 percent of its production for the months of July through September. The resultant gain in revenue through forward sales is estimated at $7.1 million for the nine month period and $1.4 million for the three month period ended September 30, 2003.

For the nine months ended September 30, 2003, the average royalty rate was 19.3 percent compared to 16.3 percent for the nine months ended September 30, 2002. Royalty rates in Alberta are calculated on a sliding scale sensitive to prices. Consequently, the increase in the average royalty rate is consistent with the increase in the Alberta Reference Price in 2003 compared to 2002. In the third quarter the average royalty rate dropped to 16.7 percent from 20.3 percent in the first half as gas prices decreased.

Total operating costs decreased $1.6 million in the nine months ended September 30, 2003 compared to the same period in 2002. Unit operating costs were $0.90 per Mcf in the nine months ended September 30, 2003 compared to $0.88 per Mcf for the same period in 2002. Unit operating costs increased slightly in 2003 due primarily to production declines as an estimated 80 percent of the Trust’s total operating costs are fixed rather than variable with production volumes.

The significantly higher commodity prices combined with lower production volumes, higher royalties and lower operating costs resulted in a $61.4 million increase (131 percent) in operating income from $46.6 million for the nine months ended September 30, 2002 to $108.0 million for the nine months ended September 30, 2003.

6 Paramount Energy Trust

($Cdn millions)

Production Decrease	$(7.8)
Price Increase	84.9
Royalty Increase	(17.3)
Operating Cost Decrease	1.6

Increase in Net Operating Income	$61.4

General and administrative expenses were $3.2 million in the first nine months of 2003 compared to $3.0 million in 2002. The 2002 figure represented an allocation of PRL’s overall administrative costs. General and administrative expenses in 2003 include approximately $500,000 with respect to management of the gas/bitumen issue.

Interest expense was $2.1 million in the first nine months of 2003 compared to nil in 2002. In 2002, no bank debt was attributed to the PET Assets while they were owned by Paramount Resources Ltd. as cash flow significantly exceeded capital expenditures. In 2003 when PET commenced operations, it financed the acquisition of the PET assets with a combination of debt and equity.

The above factors combined to increase cash flow from operations to $101.2 million for the nine months ended September 30, 2003 from $40.9 million in the 2002 period, a 147 percent increase.

Depletion and depreciation expense increased from $37.8 million in the first nine months of 2002 to $42.4 million in 2003 due to an increase in the depletion rate due to lower natural gas reserves. Due to the uncertainty and timing of possible outcomes, no adjustments including writedown of petroleum and natural gas assets have been made to these consolidated financial statements with respect to the gas/bitumen issue.

Net earnings were $55.9 million in the first nine months of 2003 compared to $1.9 million in the 2002 period.

LIQUIDITY AND CAPITAL RESOURCES

PET had spent $8.0 million on development expenditures to the end of the third quarter of 2003. Adjustments to previous estimates reduced this amount from $8.8 million at June 30, 2003. As all of our capital program is presently conducted in the winter we have no additional capital commitments for the remainder of the year.

PET has a demand credit facility with a syndicate of financial institutions providing for a maximum amount of $115 million which includes a $10 million working capital component. Actual borrowings under the credit facility will be limited to a borrowing base as determined from time to time

Third Quarter Report 7

by our lenders. The borrowing base is currently $115 million, however at quarter end, PET was restricting its borrowing to no more than $75 million until additional certainty is gained relative to the gas/bitumen issue. PET will pay interest rates and commitment fees on undrawn amounts on terms negotiated and at rates agreed to between us and our lenders from time to time.

PET commenced distributions to Unitholders in the month of April 2003. Cumulative distributions to September 30, 2003 totalled $2.284 per Unit. A distribution of $0.20 per Unit for the month of October was announced on October 21, 2003 and the Board of Directors has approved a further distribution of $0.20 per Unit for the month of November.

OUTLOOK

Natural gas prices have continued to weaken through the second half of 2003 in response to record gas storage injections. While the Trust remains positive with respect to long-term gas market fundamentals, demand destruction and supply response to previously high prices appear to have pushed North American markets into a relative over-supply situation. Consequently, PET has established a significant hedging position for this winter and through the summer of 2004 as follows:

			Fixed
Type	Volume	Term	Price	Floor	Ceiling

	(GJ/d)		($/GJ)	($/GJ)	($/GJ)

Fixed Contracts	40,000	Nov. 03 - Mar. 04	$6.24	–	–
Costless Collar	7,500	Apr. 04 - Dec. 04	–	$5.00	$7.10
Fixed Contract	10,000	Apr. 04 - Oct. 04	$5.30	–	–

The Trust continues to pursue value-adding acquisitions in PET’s core asset areas as well as outside these focus areas.

8 Paramount Energy Trust

Consolidated Balance Sheets

As at September 30, 2003 (unaudited) and December 31, 2002 (thousands of dollars)

September 30, 2003		December 31, 2002

Assets
Current Assets
Accounts Receivable	$18,599	$16,012
Capital Assets (Note 3)	248,017	252,048
	$266,616	$268,060

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	$10,400	$19,306
Distributions Payable	8,928	–
Bank and Other Debt (Note 4)	36,439	2,123
	55,767	21,429

Provision for Future Site Restoration and Abandonment Costs	9,173	7,111

Unitholders’ Equity
Trust Units (Note 5)	260,018	–
Net Book Value Adjustment (Note 3)	(14,461)	1,317
Net Investment of Paramount Resources Ltd.	–	238,203
Accumulated Earnings Net of Distributions	(43,881)	–
	201,676	239,520
	$266,616	$268,060

See Accompanying Notes

Basis of Presentation: Note 1 and Note 2 Subsequent Events: Note 7

Third Quarter Report 9

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2003	2002	2003	2002

Revenue
Natural Gas	$46,835	$28,032	$160,217	$83,163
Royalties	(7,807)	(4,231)	(30,864)	(13,597)
	39,028	23,801	129,353	69,566

Expenses
Operating	6,709	5,070	21,353	22,970
Dry Hole and Expired Leases	789	–	789	246
Geological and Geophysical	33	–	100	367
Lease Rentals	733	303	1,435	1,212
General and Administrative	705	1,101	2,816	3,024
Gas/Bitumen Costs	423	–	423	–
Interest	614	–	2,104	–
Loss on Sale of Equipment	–	–	–	134
Future Site Restoration and
Abandonment	1,257	178	2,062	612
Depletion and Depreciation	15,772	14,254	42,360	37,794
	27,035	20,906	73,442	66,359
Earnings Before Income Taxes	11,993	2,895	55,911	3,207
Income Taxes
Current	–	1,158	–	1,283
Net Earnings	11,993	1,737	55,911	1,924
Accumulated Earnings Net of
Distributions at Beginning of Period	(26,859)	283,002	238,203	282,815
Reduction in Net Investment on
Restructuring (Notes 1 and 2)	–	–	(241,576)	–
Distributions Paid or Payable	(29,015)	–	(96,419)	–
Accumulated Earnings Net of
Distributions at End of Period	$(43,881)	$284,739	$(43,881)	$284,739
Earnings Per Trust Unit (Note 2(d))
Basic	$0.27	$0.04	$1.25	$0.05
Diluted	$0.27	$0.04	$1.24	$0.05

Distributions Per Trust Unit	$0.650		$2.284

See Accompanying Notes

10 Paramount Energy Trust

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2003	2002	2003	2002

Cash Provided By (Used For)
Operating Activities
Net Earnings	$11,993	$1,737	$55,911	$1,924
Items Not Involving Cash
Depletion and Depreciation	15,772	14,254	42,360	37,794
Future Site Restoration
and Abandonment	1,257	178	2,062	612
Items Not Associated with Operations
Dry Hole and Expired Leases	789	–	789	246
Geological and Geophysical	33	–	100	367
Funds Flow From Operations	29,844	16,169	101,222	40,943
Change in Non-Cash
Working Capital	(3,933)	(16,328)	(11,492)	(29,927)
	25,911	(159)	89,730	11,016

Financing Activities
Issue of Trust Units	(261)	–	260,018	–
Distributions to Unitholders	(29,015)	–	(96,419)	–
Change in Bank and Other Debt	4,915	–	34,316	–
Change in Non-Cash
Working Capital	(2,232)	–	8,928	–
(26,593)		–	206,843	–
Funds Available for Investment	(682)	(159)	296,573	11,016

Investing Activities
Dry Hole and Expired Leases	(789)	–	(789)	(246)
Geological and Geophysical	(33)	–	(100)	(367)
Acquisition of Properties, Net	771	–	(287,643)	–
Exploration and Development
Expenditures	733	159	(8,041)	(10,403)
	$682	$159	$(296,573)	$(11,016)
See Accompanying Notes

			Third Quarter Report	11

1. PARAMOUNT ENERGY TRUST

Paramount Energy Trust ("PET" or the “Trust”) is an unincorporated trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated June 28, 2002, as amended, and whose trustee is Computershare Trust Company of Canada. The beneficiaries of PET are the holders of the Trust Units of PET (the "Unitholders"). PET was established for the purposes of issuing Trust Units and acquiring and holding royalties and other investments. The consolidated financial statements of PET consist of 100 percent ownership of Paramount Energy Operating Corp. (the "Administrator") and the 100 percent ownership of the beneficial interests of Paramount Operating Trust ("POT"). PET utilizes a calendar fiscal year for financial reporting purposes.

The Administrator was incorporated primarily to act as trustee of POT. As trustee of POT, the Administrator will hold legal title to the properties and assets of POT on behalf of and for the benefit of POT and will administer, manage and operate the oil and gas business of POT. In addition, the Administrator will provide certain management and administrative services for PET and its trustee pursuant to a delegation of power and authority to it under the PET indenture.

The issuance of a receipt for a prospectus was made by Canadian regulatory authorities on January 29, 2003, and by regulators in the United States on February 3, 2003. Subsequent to the issuance of these receipts, PET, POT, the Administrator and Paramount Resources Ltd. ("PRL") completed a series of transactions pursuant to which PET, on a consolidated basis, acquired oil and gas properties and related assets with an estimated value of $301 million from PRL. PET raised equity of approximately $150 million from the exercise of rights and obtained bank financing of approximately $100 million, as follows:

• On February 3, 2003, PRL, effective July 1, 2002, sold its interest in certain assets (the "Initial Assets") to POT for consideration consisting of a promissory note in PRL's favor of $81 million. Interest on the $81 million purchase price accrued at a rate of 6.5 percent per annum. At that time a secured guarantee was given by both POT and PET in respect of $20 million of PRL's indebtedness to PRL's lenders. At the same time PRL and POT executed the Take-Up Agreement which required PRL to sell and POT to purchase 100 percent of PRL's interest in certain additional assets (the "Additional Assets"). The purchase price was $220 million. POT paid a $5 million deposit on the purchase price of these assets through the issuance of a non-interest bearing promissory note;

• POT, effective July 1, 2002, granted to PET a royalty of 99 percent of the net revenue less permitted deductions with respect to debt payments, capital expenditures and certain other amounts from the Canadian resource properties comprised in the Initial Assets and all after-acquired Canadian resource properties of POT including the Additional Assets described

12 Paramount Energy Trust

below (the "Royalty") in exchange for consideration consisting of $64.152 million to be paid in accordance with an agreement between POT, PET and PRL whereby PET issued and delivered to PRL a first promissory note in the amount of $30 million and a second promissory note in the amount of $34.152 million. The first promissory note carried annual interest equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. This payment reduced the amount of indebtedness that POT owed to PRL to approximately $16.848 million which was represented by a promissory note that carried annual interest from the date of issue equal to the prime rate of a major Canadian chartered bank from time to time plus 1.875 percent. PET granted a security interest to PRL in PET's assets as security for its indebtedness under the first promissory note and POT granted a guarantee to PRL for such indebtedness and granted PRL a security interest over its assets for the guarantee;

• PET issued 6,636,045 Trust Units to PRL in full repayment of the indebtedness under the second promissory note;

• PET purchased from PRL the remaining $16.848 million indebtedness owed by POT to PRL in exchange for the issuance and delivery to PRL of an additional 3,273,721 Trust Units;

• PRL did, on February 4, 2003, by way of a dividend, distribute all of the PET Trust Units held by PRL, being all 9,909,767 Trust Units, to the holders of PRL common shares;

• PET issued to each of the holders of the Trust Units distributed by PRL, three rights to subscribe for additional PET Trust Units. Each right entitled the holder to purchase one additional PET Trust Unit at a subscription price of $5.05 per Trust Unit. On March 11, 2003, PRL did, effective July 1, 2002, sell to POT 100 percent of PRL's interest in the Additional Assets for an aggregate consideration of $220 million. This was funded by the exercise and payment of 100 percent of the rights granted, resulting in proceeds of $150,129,475 (before issue costs). These funds together with bank financing of $100 million were also used to repay the $30 million promissory note to PRL and to complete the acquisition of the Additional Assets.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The accompanying consolidated balance sheet of PET as at September 30, 2003, and the consolidated statements of earnings and accumulated earnings and consolidated statements of cash flows of PET for the three and nine month periods ended September 30, 2003, have been prepared by management of the Administrator (as agent for the trustee of PET) on behalf of PET in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Prior to the asset acquisitions on February 3, 2003, and March 11, 2003, described in Note 1, the consolidated financial statements include the operations and results of the northeast Alberta properties of Paramount Resources Ltd. which were acquired by the Trust on those dates. The

Third Quarter Report 13

consolidated financial statements have been prepared on a continuity of interests basis which recognizes the Trust as the successor entity to PRL’s northeast Alberta core area of operations as the Trust acquired substantially all of PRL’s natural gas assets in that region. Certain of PRL’s properties in northeast Alberta were not acquired by the Trust and the results of such properties have been excluded from these consolidated financial statements. While the amounts applicable to PRL’s northeast Alberta properties for certain revenues, royalties, expenses, assets and liabilities could be derived directly from the accounting records of PRL, it was necessary to allocate certain other items between PRL’s core areas. In the opinion of management, the consolidated balance sheet and statements of earnings include all adjustments necessary for the fair presentation of the transactions in accordance with Canadian GAAP.

a) Principles of Consolidation The consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries.

b)Petroleum and Natural Gas Operations PET follows the successful efforts method of accounting for petroleum and natural gas operations. Under this method, PET capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves. Exploration expenses, including geological and geophysical costs, lease rentals and exploratory dry hole costs, are charged to earnings as incurred. Leasehold acquisition costs, including costs of drilling and equipping successful wells, are capitalized. The net cost of unproductive wells, abandoned wells and surrendered leases are charged to earnings in the year of abandonment or surrender. Gains or losses are recognized on the disposition of properties and equipment.

Depletion and depreciation of petroleum and natural gas properties including well development expenditures, production equipment, gas plants and gathering systems are provided on the unit-of-production method based on estimated proven recoverable reserves of each producing property or project. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 30 percent.

The net amount at which petroleum and natural gas costs on a property or project are carried is subject to a cost-recovery test. An impairment loss should be recognized when the carrying amount of the asset is less than the sum of the expected future cash flows (undiscounted and without interest charges). The amount of the impairment loss is calculated as the difference between the carrying amount and the fair value of the asset where fair value is calculated as the present value of estimated future cash flows. The carrying values of capital assets, including the costs of acquiring proven and probable reserves, are subject to uncertainty associated with the quantity of oil and gas reserves, future production rates, commodity prices and other factors.

14 Paramount Energy Trust

Prior to January 1, 2003, the net amount at which petroleum and natural gas costs on a property or project were carried was subject to a different cost-recovery test. Any impairment loss was the difference between the carrying value of the asset and its recoverable amount (undiscounted). This change has been adopted retroactively but had no effect on these consolidated financial statements.

Many of the exploration, development and production activities of the Trust are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

The Trust’s corporate assets are recorded at cost and are depreciated on a straight line basis at rates ranging from 2.5 percent to 20 percent.

c) Future Site Restoration and Abandonment Costs Estimated future site restoration and abandonment costs are provided for using the unit-of-production method based on total proved reserves before royalties. Costs are estimated by the Trust’s engineers based on current regulations, costs, technology and industry standards. The annual charge is included in the calculation of net earnings and removal and site restoration expenditures are charged to the accumulated provision as incurred.

d)Per Unit Information The Trust uses the treasury stock method where only “in the money” dilutive instruments impact the diluted calculations. In computing diluted earnings and funds flow from operations per unit, 480,277 net Units were added to the weighted average number of Trust Units outstanding during the nine-month period ended September 30, 2003, (2002 – nil net Units) for the dilutive effect of Incentive Rights. Per Unit amounts for all periods prior to March 31, 2003, have been presented on a pro-forma basis as if the Trust Units outstanding at March 31, 2003, were all outstanding for each period shown.

e) Foreign Currency Translation Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at year-end, while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues and expenses are translated at monthly average rates of exchange.

f) Financial Instruments The Trust may periodically enter into derivative financial instrument contracts to manage exposures related to interest rates, foreign currency exchange rates, and oil and natural gas prices. Amounts received or paid under interest rate swaps are recognized in interest expense, while settlement amounts on commodity and foreign currency hedge contracts are recognized in earnings as the related production revenues are recorded.

g) Income Taxes The Trust, and its operating entity POT, are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the

Third Quarter Report 15

Unitholders. As the Trust distributes all of its taxable income to the Unitholders pursuant to its Trust Indenture and meets the requirements of the Income Tax Act (Canada) applicable to the Trust, no provision for income taxes has been made in these consolidated financial statements subsequent to the formation of the Trust. The Administrator has no tax balances.

h)Unit Incentive Plan The Trust has a unit incentive plan as described in Note 6. Effective for fiscal years beginning on or after January 1, 2002, the Trust adopted the recommendations of the CICA on accounting for stock-based compensation which apply to new Incentive Rights granted on or after January 1, 2002. The Trust has elected to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over the vesting period. As the exercise price of the Incentive Rights granted approximates the market price of the Trust Units at the time of the grant date, no compensation cost has been provided in the statement of earnings.

The exercise price of the Incentive Rights granted under the Trust’s unit incentive plan may be reduced in future periods in accordance with the terms of the Incentive Rights plan. The amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the Incentive Rights granted under the plan.

Compensation costs for pro forma disclosure purposes have been determined based on the excess of the Trust Unit price over the exercise price of the Incentive Rights at the date of the financial statements. For the period ended September 30, 2003, net income would be reduced by $1.315 million ($0.03 per Trust Unit) for the estimated compensation cost associated with the Incentive Rights granted under the Rights Plan on or after January 1, 2002.

3. CAPITAL ASSETS

Effective July 1, 2002, PET entered into a series of agreements with its then parent Paramount Resources Limited, to acquire certain natural gas properties in northeast Alberta. The purchase price for the initial assets acquired was $81 million funded by way of issue of Trust Units and promissory notes. The purchase price for the remaining additional assets was $220 million funded by way of cash received from the issue of Trust Units pursuant to a rights offering (Note 1) and bank debt (Note 1). As related party transactions, the purchase price of the acquired assets was adjusted to reflect the seller’s net book value of the assets. This resulted in a reduction in the carrying value of natural gas properties of $17.4 million. This amount was recorded as a reduction in Unitholders’ Equity.

16 Paramount Energy Trust

On July 1, 2002, PET entered into an agreement with a related party, Summit Resources Limited, to acquire all of the furniture, fixtures and information technology infrastructure located in the Trust’s current office premises. The purchase price for these assets was $2.1 million and was paid for by way of issue of a promissory note (Note 4). As the transaction was between related parties, the assets acquired were recognized at a value equal to their net book value in the books of the vendor. This resulted in an increase in the carrying value of the assets of $1.3 million and an equivalent increase in Unitholders Equity.

	September 30, 2003	December 31, 2002
Petroleum and Natural Gas Properties	$551,630	$497,523
Corporate Assets	2,828	2,828
Adjustment to Net Book Value	(14,461)	1,317
	539,997	501,668
Accumulated Depletion and Depreciation	(291,980)	(249,620)
	$248,017	$252,048

4. BANK AND OTHER DEBT

On February 4, 2003, Paramount Energy Trust issued a promissory note in the amount of $34.2 million in relation to the acquisition of certain assets in northeast Alberta. Subsequently this promissory note was extinguished through the issue of Trust Units (Note 5).

On February 3, 2003, Paramount Energy Trust issued a promissory note in the amount of $30.0 million in relation to the acquisition of certain assets in northeast Alberta. Subsequently this promissory note was extinguished through the utilization of bank facilities.

On July 1, 2002, PET issued a promissory note pursuant to the acquisition of assets from Summit Resources Limited (Note 3). This promissory note accrued interest at a rate of prime plus 0.25 percent. The promissory note was repaid in full on February 3, 2003. No interest was paid during the period. All interest accrued on the promissory note was paid at the time the promissory note was extinguished.

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks with a borrowing base at September 30, 2003, of $115 million. As at September 30, 2003, PET is restricting its borrowing to no more than $75 million under the facility until further clarification of the gas/bitumen matter described in Note 7. The facility consists of a demand loan of $105 million and a working capital facility of $10 million. In addition to amounts outstanding under the facility, PET has outstanding letters of credit in the amount of $1.7 million. Collateral for the credit facility is provided by a floating-charge debenture covering all existing and after acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the facility.

Third Quarter Report 17

Advances under the facility are made in the form of Banker’s Acceptances (BA), prime rate loans or letters of credit. In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the Lenders’ prime rate.

5. TRUST UNIT CAPITAL

a) Authorized Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units. No Special Voting Units have been issued to date.

b)Issued and Outstanding The following is a summary of changes in capital during the period ended September 30, 2003:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2002	1	$100
Units Issued on Settlement of Promissory Note	6,636,045	34,152,000
Units Issued on Settlement of Promissory Note	3,273,721	16,848,000
Units Cancelled after Declaration of Dividend
by Paramount Resources Limited	(173)	(874)
Units Issued Pursuant to Rights Offering	29,728,782	150,130,349
Units Issued Pursuant to Unit Offering	5,000,000	63,250,000
Trust Unit Issue Costs		(4,361,575)
Balance, September 30, 2003	44,638,376	$260,018,000

6. UNIT INCENTIVE PLAN

PET has adopted a Unit Incentive Plan which permits the Administrator's Board of Directors to grant non-transferrable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities', employees, officers, directors and other service providers. The purpose of the Unit Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of PET's long-term performance and distributions. The Administrator's Board of Directors will administer the Unit Incentive Plan and determine participants, numbers of Incentive Rights and terms of vesting. The grant price of the Incentive Rights (the "Grant Price") shall equal the per Trust Unit closing price on the trading date immediately preceding the date of the grant, unless otherwise permitted. The holder of the Incentive Rights may elect to reduce the strike price of the Incentive Rights (the "Strike Price"), such reduction determined by deducting from the Grant Price the aggregate amounts of all distributions on a per Trust Unit basis that PET pays its Unitholders after the date of grant which represent a return of more than 2.5 percent per quarter on PET's consolidated net fixed assets on its balance sheet at each calendar quarter end.

18 Paramount Energy Trust

The Strike Price will be adjusted on a quarterly basis and in no case may it be reduced to less than $0.001 per Trust Unit.

PET has granted 965,500 Incentive Rights to purchase PET Trust Units to directors, officers and employees of the Administrator.

For purposes of Canadian generally accepted accounting principles, PET will account for the Incentive Rights granted to employees or directors of PET and its subsidiaries by the settlement method under which no amount will be recorded at the time the Incentive Rights are granted. Proceeds received on the exercise of the rights will be added to Unitholders' equity.

The Incentive Rights will only be dilutive to the calculation of income per Trust Unit if the exercise price is below the fair value of the unit.

At September 30, 2003, a total of 3,963,838 units had been reserved under the Unit Incentive Plan. No units reserved under the Unit Incentive Plan had vested. All Incentive Rights had an exercise price of $5.05.

7. SUBSEQUENT EVENTS

The Alberta Energy and Utilities Board (“EUB”) issued GB 2003-28 on July 22, 2003. The EUB continues to consider that gas production in pressure communication with associated potentially recoverable bitumen places future bitumen recovery at an unacceptable risk.

GB 2003-28 identified 938 gas wells which are of concern to the EUB. The EUB ordered the interim shut-in of these gas wells effective September 1, 2003. Temporary exemptions to the shut-in order were provided for wells where operators have evidence that natural gas production does not affect the potential extraction of bitumen. A provision exists whereby objections to a filed exemption can be initiated by an oil sands leaseholder, EUB staff or other affected parties. An objection will trigger an expedited review. Upon finalization of a regional geological study, anticipated to be completed by December 31, 2003, the EUB will notify parties of its intention to vary the gas production status of specific wells. The EUB intends to decide the status of all gas production within the area of concern by April 1, 2004. If any affected party objects to the proposed gas well status, the EUB will convene a hearing regarding the matter.

Appendix 1 of GB 2003-28 identified 222 producing PET-interest natural gas wells in the affected area and the Trust identified an additional 15 wells producing from overlapping pool orders that were not identified in Appendix 1, for a total of 44 MMcf/d of production net to PET. PET shut in (45) wells producing 8.5 MMcf/d, or 9 percent of the Trust’s daily production on September 1, 2003 and submitted exemption notifications on the remaining wells subject to the Interim Shut-in Order.

Third Quarter Report 19

Until the EUB determines the final productive status of the wells, PET cannot accurately estimate the amount of production which may remain shut-in, if any, and for what duration. We also cannot ensure that PET will be able to negotiate adequate compensation for having to shut in such production. This could have a material adverse effect on the amount of income available for distribution to our Unitholders. However, due to the uncertainty of possible outcomes, no adjustments including writedown of petroleum and natural gas assets have been made to these consolidated financial statements. That may change depending upon the outcome of the various steps presently under consideration.

This third quarter report contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect. These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations. There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

20 Paramount Energy Trust

Trust Information

MANAGEMENT

Clayton H. Riddell
Chairman of the Board and Chief Executive Officer

Susan L. Riddell Rose
President and Chief Operating Officer

Gary C. Jackson
Vice President, Land, Legal and Acquisitions

Kevin J. Marjoram
Vice President, Operations

Cameron R. Sebastian
Vice President, Finance and Chief Financial Officer

Myra Jones
Corporate Secretary

DIRECTORS

Clayton H. Riddell [3]
Chief Executive Officer and Chairman of the Board
Paramount Energy Operating Corp.

Susan L. Riddell Rose [2]
President and Chief Operating Officer
Paramount Energy Operating Corp.

Karen A. Genoway [3][4]
Vice President, Land
Onyx Energy Inc.

Donald J. Nelson [1][2][3]
Business Executive

John W. Peltier [1][2][4]
President
Ipperwash Resources Ltd.

Howard R. Ward [1][4]
Partner
International Energy Counsel

(1) Member of Audit Committee
(2) Member of Environmental Committee
(3) Member of Compensation Committee
(4) Member of Corporate Governance Committee

AUDITORS

KPMG LLP

BANKERS

Bank of Montreal
Canadian Imperial Bank of Commerce
Bank of Nova Scotia

RESERVE EVALUATION CONSULTANTS

McDaniel & Associates Consultants Ltd.

TRUSTEE REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING

Toronto Stock Exchange "PMT.UN"

HEAD OFFICE

500, 630 – 4th Avenue SW
Calgary, Alberta T2P 0J9
Phone: (403) 269-4400
Fax: (403) 269-4444
E-mail: info@paramountenergy.com
Website: www.paramountenergy.com

designed and produced by nonfiction studios inc.

Third Quarter Report 21

500, 630 – 4th Avenue SW
Calgary, Alberta, Canada T2P 0J9

T 403.269.4400
F 403.269.4444

www.paramountenergy.com